February 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Christopher Wall
Ms. Sonia Bednarowski Ms. Kate Tillan Ms. Bonnie Baynes

	Re:	CleanSpark, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2022
File No. 001-39187

Dear Mr. Wall, Ms. Bednarowski, Ms. Tillan and Ms. Baynes:

This letter is being furnished on behalf of CleanSpark, Inc. (the “Company”) in response to the comments received from the staff of the Division of Corporation Finance Office of Crypto Assets (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 6, 2023, regarding the Company’s Form 10-K for the Fiscal Year Ended September 30, 2022 (the “10-K”) (File No. 001-39187).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Fiscal Year Ended September 30, 2022

General

1.
In future filings, please provide disclosure regarding any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations or share price. Consider each comment issued in our January 20, 2023 letter relating to your Post-Effective Amendment No. 2 to your Registration Statement on Form S-3 filed on December 15, 2022, and make the relevant disclosures in future filings. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets issued by the Staff in December 2022.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the impact of crypto asset market developments on the Company continues to be indirect, and such impacts were described in the following sections of the 10-K:

•
Part I Item 1. Business – Government Regulation
•
Part I Item 1A Risk Factors – Risks Related to Our Business – The digital asset exchange on which cryptocurrencies, including bitcoin, trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Such failures may result in a reduction in the price of bitcoin and other cryptocurrencies and can adversely affect an investment in us.

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

•
Part I Item 1A Risk Factor – Risks Related to Our Securities – The price of our common stock may be volatile and could fluctuate widely, which could result in substantial losses for investors.

The Company further notes that the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 filed on February 9, 2023 (the “Quarterly Report”) includes a new risk factor “We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our stock price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets” that is responsive to the above comment. The Company further confirms that it will continue to monitor and assess significant crypto asset market developments and will include appropriate disclosure in future filings.

2.
In future filings, please include a comprehensive breakeven analysis for your bitcoin mining operations or any other crypto assets that you earn or mine that compares the cost to earn or mine one crypto asset with the value of the crypto asset.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it included an analysis of the profitability of its bitcoin mining operations under the heading “Bitcoin Mining Operations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Quarterly Report. The Company further confirms that it will update such disclosure as appropriate in future filings.

Lines of Business, page 5

3.
In future filings, please disclose the percentage of your energy usage that uses clean and renewable energy resources as well as the locations in which you use these resources. In addition, please identify the types of “clean and renewable” energy sources you use and explain how you plan to increase your usage.

Response:

The Company acknowledges the Staff’s comment and will disclose the information requested in its 2023 10-K and in other applicable future filings.

4.
In future filings, please disclose whether your data centers and campuses support only your miners or whether you host miners for other companies.

Response:

The Company acknowledges the Staff’s comment and will disclose the information requested in its 2023 10-K and in other applicable future filings. Notably, the Company does not currently host miners for any other companies.

5.
In future filings, to the extent that you plan to expand your mining business to mine crypto assets other than bitcoin, please identify the crypto assets you plan to mine, if known, and please disclose the procedures and policies related to selecting the crypto assets. In addition, disclose the stage of any material strategic acquisitions and an estimated time line, as well as the estimated costs, and the sources of capital for any such planned acquisitions.

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

Response:

The Company acknowledges the Staff’s comment and confirms, as disclosed under the heading “Lines of Business” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Quarterly Report, that it has no intention to mine or produce any other cryptocurrencies at this time. If such intent changes, it will include such disclosure in future filings. The Company further confirms that it will disclose the information requested regarding material strategic acquisitions in its 2023 10-K and in other applicable future filings.

6.
In future filings, please disclose here whether you intend to hold or monetize the mined bitcoin, and please disclose your policies related to the uses for the mined bitcoin. Disclose here how you monetize your bitcoin, including any exchanges you use, whether you have any agreements with any exchanges, and whether you store any of your crypto asset holdings on any exchanges’ platforms. In this regard, we note your disclosure on page 21 that you exchange your bitcoins directly for U.S. dollars on Coinbase. In addition, please disclose whether you hold any other types of crypto assets. If so, please identify the types and amount of such crypto assets, and discuss the purpose of holding the other types of crypto assets.

Response:

The Company acknowledges the Staff’s comment and will disclose the information requested in its 2023 10-K and in other applicable future filings. In addition to bitcoin, the Company does hold de minimis amounts of the following digital assets:

•
1.36 Sustainable Bitcoin Certificates (SBC) issued by the Sustainable Bitcoin Protocol, a startup organization that aims to encourage miners to utilize environmentally friendly energy sources. The Company was awarded 21.36 SBCs, 20.0 of which were exchanged for $10,000 value of USD Coin (USDC), a crypto asset, which the Company currently holds as disclosed under the heading “Lines of Business” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Quarterly Report as of December 31, 2022. The Company does not believe the 1.36 SBCs have an accounting value as there is no current liquid market for them.
•
0.1069 of Ethereum USD, a crypto asset, as a residual of a marketing campaign in which the Company used Ethereum to pay for gas fees. The current value of this crypto asset is approximately $200 and is immaterial.

It is not the Company’s strategy to hold or transact in these types of digital assets as the above activities are not directly related to the Company’s operating activities.

Working Capital Items, page 6

7.
In future filings, please disclose the range, mean and average age of your miners, the average downtime attributed to scheduled maintenance and non-scheduled maintenance as well as the average, mean and range of the energy efficiency of your miners.

Response:

The Company acknowledges the Staff’s comment and will disclose the information requested in its 2023 10-K and in other applicable future filings.

Distribution, Marketing and Strategic Relationships, page 7

8.
We note your disclosure on page 7 that Coinmint has agreed to house and power the mining equipment in its facilities and that it has agreed to use commercially reasonable efforts to mine

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

bitcoin on your behalf. In future filings, please disclose whether Coinmint contributes your computing power to a mining pool that it or another third-party operates, and please identify the mining pool operator or operators. In this regard, we note your disclosure regarding Foundry Digital on page 18. Also, please discuss how mining pools operate more generally, and disclose whether the mining pools you use provide services only for bitcoin mining or if they are multi-crypto asset mining pools. Also disclose the fees associated with participating in the mining pools and whether the payouts you receive from Coinmint, Foundry Digital and any other mining pools are limited to only bitcoin. In addition, please disclose the processing power you contribute to each mining pool you currently use.

Response:

The Company acknowledges the Staff’s comment and will disclose the information requested in its 2023 10-K and in other applicable future filings.

Cybersecurity, Page 10

9.
In future filings, please disclose your custody procedures and arrangements by identifying all third-party custodians and the material terms of the agreements, including:
•
what portion of your bitcoin or other crypto assets, if any, are held in hot wallets and cold wallets;
•
the geographic location where crypto assets are held in cold wallets;
•
whether any persons (e.g., auditors, etc.) are responsible for verifying the existence for the crypto assets held by the third party custodian(s);
•
a description of your custodian’s insurance and the degree to which those policies provide coverage for the loss of your crypto assets; and
•
whether any insurance providers have inspection rights associated with the crypto assets held in storage.

Response:

The Company acknowledges the Staff’s comment and will disclose the information requested in its 2023 10-K and in other applicable future filings.

10.
In future filings, please describe the terms and provisions of any insurance policies covering your crypto assets in the event of loss or fraud and any insurance policies covering your miners, including the amount of coverage, term and termination provisions, renewal options and limitations on coverage. To the extent that you do not have insurance coverage for your crypto assets or miners, please add risk factor disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the 10-K includes a risk factor “The properties included in our mining operation may experience damages, including damages that may not be covered by insurance,” which discloses insurance risk with respect to our miners. The Company further submits that the Quarterly Report includes a new risk factor “Our lack of insurance protection exposes us and our shareholders to the risk of loss of our bitcoin for which

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

no person is liable,” which discloses insurance risk with respect to our bitcoin. The Company further submits that the above named risk factors include all material information regarding insurance risk.

The value of bitcoin has historically been subject to wide swings, page 17

11.
In future filings, please expand this risk factor to include quantitative information regarding the wide swings of bitcoin prices.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the risk factor has been updated in the Quarterly Report to include quantitative information regarding the wide swings of bitcoin prices.

If the SEC or another regulatory body consider bitcoin to be a security, page 28

12.
In future filings, please confirm whether you mine crypto assets other than bitcoin or have plans to mine crypto assets other than bitcoin. If so, please identify the relevant assets and expand this risk factor to briefly discuss the process and framework you have in place to determine whether any crypto assets that you may mine, hold or acquire are securities as defined under Section 2(a)(1) of the Securities Act. In this regard we note your references on page 28 and elsewhere to “bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.”

Response:

The Company acknowledges the Staff’s comment and confirms that, as disclosed under the heading “Lines of Business” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Quarterly Report, it has no intention to mine or produce any other cryptocurrencies at this time. If such intent changes, it will include the disclosure requested above in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Year Ended September 30, 2022 and 2021, page 37

13.
In future filings, please revise to include a discussion regarding your daily average GPUs and their average hashrate and difficulty for each of the periods presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it included disclosure regarding number of bitcoin miners, hashrate, difficulty and other operational measures under the heading “Bitcoin Mining Operations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Quarterly Report. The Company further submits that daily average GPUs is not a relevant measure to the Company’s operations because the Company does not utilize GPUs, but has provided similar such data pertaining to the equipment the Company does use with respect to hashrate and difficulty. The Company further confirms that it will update such disclosure as appropriate in future filings.

Non-GAAP Measure, page 39

14.
In future filings, please revise your non-GAAP disclosure for the following:
•
Revise to clarify how the following adjustments for (a) other impairment loss (related to bitcoin), (b) realized gain on sale of bitcoin, and (c) legal fees meet the definitions in Item

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

10(e)(1)(ii)(B) of Regulation S-K, and Questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
•
We note your disclosure on page 39 that you have excluded non-cash items that you believe are not reflective of your general business performance and for which the accounting requires management judgment and the resulting expenses could vary significantly in comparison to other companies. In future filings, please revise to disclose in sufficient detail the nature and amounts for all material non-cash items that are excluded. Refer to Question 100.04 of the C&DI on Non-GAAP financial measures.

Response:

The Company acknowledges the Staff’s comment and submits that, taking into account guidance provided in Questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations (as updated on December 13, 2022), it clarified in its non-GAAP measures disclosure in the Quarterly Report to state that some of the excluded items involve cash outlays and some of them recur on a regular basis but that management does not believe any such items are normal operating expenses necessary to generate bitcoin related revenues. The Company also notes that it removed any disclosure implying that all such adjustments were non-recurring. The Company further submits that the new disclosure specifically identifies each adjustment to Adjusted EBITDA, including each non-cash line item, and each such item is quantified in the reconciliation table. The Company further notes that similarly modified the non-GAAP disclosure in the Company’s earnings release for the quarter ended December 31, 2022.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

15.
Please tell us the following regarding your revenue recognition:
•
Tell us the amount of revenue earned by each of your owned and operated facilities and your co-location and hosting revenues, for each of the periods presented.
•
Please tell us the amounts of your energy costs, by provider, and provide us with a summary of the significant terms of your utility power purchase agreements and your renewable energy credits, for the periods presented, if significant.

Response:

The Company acknowledges the Staff’s comments and respectfully submits that the Company’s revenue breakdown was as follows:

The Company’s energy costs by provider were as follows:

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

The Company purchases power from several cities who are part of an energy co-op referred to as the Municipal Electric Authority of Georgia (“MEAG”). The Company has power purchase agreements with each of these cities that in turn purchase power collectively from MEAG. The terms of the agreements are relatively similar, with total costs either being fixed or variable calculated as hourly wholesale power cost (as provided by MEAG) plus a margin and fees. For the periods presented, one MEAG contract was billed at a fixed rate of $0.0285 per kilowatt hour plus taxes and fees and the other was priced at wholesale rates plus a margin of $0.00741 per kilowatt hour consumed plus taxes and fees. Power purchased from Georgia Power is provided at hourly market wholesale rates, under a real time pricing tariff , which are variable.

With respect to renewable energy credits, in November 2021, the Company began participating in a program offered by Georgia Power known as the Simple Solar Program. The Company’s participation in that program resulted in us receiving and retiring 20,277-megawatt hours’ worth of renewable energy credits. The Company had no unretired renewable energy credits as of September 30, 2022 or 2021.

16.
Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:

Step 1 of ASC 606

•
Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract.
•
Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes. As it appears that you may cancel at any time, tell us what happens if you cancel midterm. Also explain whether you can withdraw computing power midterm and reinstitute it later that same day.

Step 2 of ASC 606

•
Substantiate how the provision of computing power to the mining pool is your sole performance obligation.

Step 3 of ASC 606

•
Identify the consideration specified in the contract, how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.
•
Tell us the payment terms for cryptocurrencies earned from the mining pool operator and substantiate how valuing these assets upon receipt is not materially different than the fair value at contract inception.
•
Tell us the relevance of the fair value of cryptocurrencies on the date received being not materially different than the time you earned the award from the mining pool operator.
•
Tell us why it is appropriate to deduct transaction fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

•
Provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2; that is, based on your contract with the pool operator, tell us the amount of consideration to which you are entitled for providing computing power to the pool operator.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company has analyzed the revenue requirements under ASC 606 as follows:

Step 1 of ASC 606

The Company noted the following requirements pursuant to ASC 606-10-25-1:

“An entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met:

a)
The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.
b)
The entity can identify each party’s rights regarding the goods or services to be transferred.
c)
The entity can identify the payment terms for the goods or services to be transferred.
d)
The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).
e)
It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity should consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession.”

The Company has concluded that the customer is the mining pool operator, such as Foundry Digital LLC. The Company currently only participates in one mining pool (Foundry) but has previously utilized up to three separate mining pools. The Company enters into contracts with these bitcoin mining pool operators to provide computing power to the mining pools. The delivery of computing power is governed by a written contract with the mining pool operator, executed electronically when the Company signs up on the mining pool operator’s portal. The Company, operating in the mining pool, attempts to solve the stated algorithm that identifies a verified block in exchange for bitcoins automatically awarded by the system. As each block is identified and verified a mining pool operator receives the specified bitcoin consideration. The services required by the customer and consideration payable are specified by the terms of the contract between the customer (the mining pool operator) and the service provider (the Company), and collectability of contract consideration is assured.

The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company starts providing computing power to the mining pool operator. Based on the facts and circumstances of the Company’s relationships with the mining pool operators, the Company concluded that the contract arises at the point that the Company provides computing power to the mining pool (i.e., ‘contract inception’). While the Company has no obligation to perform and can exit the mining pool at any time, when it does provide computing power the Company has a right to consideration from the mining pool operator for the computing power that it has provided. The mining pool operator’s payment obligation arises upon the provision of computing power, but such payment is a function of the bitcoin received by the pool in a successful block verification and block addition to the blockchain. As a result, the pool operator is obligated to pay for the computing power it receives from the Company, in bitcoin, which the pool operator receives as a direct result of the collective efforts of the mining pool participants. Each

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

participant receives bitcoin according to their contribution of computing power to the mining pool. The Company has concluded that it is probable that it will collect substantially all the consideration to which it is entitled in exchange for the Company’s computing power services upon transfer of such computing power to each mining pool based on the mining pool’s ability and intention to pay the contracted amount of consideration when it is due.

With respect to penalties for contract termination, there are none. The Company may cancel at any point and any revenues earned by the Company will be calculated based on the computing power contributed to the pool until such termination and/or disconnect from the mining pool. Furthermore, the Company can withdraw computing power midterm and reinstitute it later the same day as frequently happens with power outages or as a result of the Company managing its power consumption.

In conclusion, the Company’s contracts with customers meet all the criteria set forth in ASC 606-10-25-1 to be considered a contract under ASC 606. Refer to the ‘Foundry USA Pool Service Agreement’ for a contract example, which is short in length and self-explanatory. The Foundry USA Pool Service Agreement attached hereto as Exhibit A is being provided to the Staff on a supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

Step 2 of ASC 606

The Company noted the following requirements pursuant to ASC 606-10-25-14:

“At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a)
A good or service (or a bundle of goods or services) that is distinct
b)
A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer”

The Company also noted criteria to be distinct pursuant to ASC 606-10-25-19:

“A good or service that is promised to a customer is distinct if both of the following criteria are met:

a)
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).
b)
The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

Additionally, the Company noted further relevant guidance pursuant to ASC 606-10-25-21 and ASC 606-10-25-22:

“ASC 606-10-25-21: In assessing whether an entity's promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a)
The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.
b)
One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.
c)
The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

ASC 606-10-25-22: If a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.”

The delivery of computing power services as part of the mining pool operator’s block validation service is the only performance obligation of the Company. Mining pool participants are awarded by the mining pool operator a number of bitcoin for their effort based on the computing power it provides to the mining pool.

In conclusion, the Company has a single performance obligation to its customers to provide computing power services to the mining pool operator customer. The computing power is also known as the hashrate, which is a measure of the computational power and speed by which a computer server guesses the answer to an algorithmic hashvalue on the bitcoin network, also commonly known as bitcoin mining. The Company is then compensated daily based on what the Company is providing to the mining pool in terms of its hashrate. The Company accounts for each day as a separate transaction, which is settled the following day. As a result, there are no continued performance obligations with the customer after each daily settled performance occurs. In other words, the Company could operate one day, and cease operations the next day, thus being compensated on the first day and not for the days in which the operations ceased. There are no termination fees or other obligations that could be viewed as an additional performance obligation.

Step 3 of ASC 606

The Company noted the following requirements pursuant to ASC 606-10-32:

“ASC 606-10-32-2 An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

ASC 606-10-32-3 The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a)
Variable consideration (see paragraphs 606-10-32-5 through 32-10: and 606-10-32-14)
b)
Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13)
c)
The existence of a significant financing component in the contract (see

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

paragraphs 606-10-32-15 through 32-20)
d)
Noncash consideration (see paragraphs 606-10-32-21 through 32-24)
e)
Consideration payable to a customer (see paragraphs 606-10-32-25 through 32-27)

ASC 606-10-32-4 For the purpose of determining the transaction price, an entity shall assume that the goods or services will be transferred to the customer as promised in accordance with the existing contract and that the contract will not be cancelled, renewed, or modified.”

The Company has concluded in its analysis that ASC 606-10-32-3a, b, d and e apply to the Company. The transaction consideration in the Company’s agreements with mining pool operators is all variable as the transaction consideration that the Company can receive is dependent on the daily computing power provided by the Company. The Company’s agreement with Foundry is “Full-Pay-Per-Share” (“FPPS”) for which the Company shares in the expected bitcoin rewards and a proportionate amount of the transaction rewards, based on what the pool mathematically should earn based on contributed hashrate as compared to the bitcoin networks algorithmic difficulty. The Company’s bitcoins earned through FPPS is not known until the Company’s computational hashrate contributed over the daily measurement period is confirmed by the pool operator and its proportionate amount of the pools transaction fees earned are calculated at the end of each transactional day. There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

Revenue is not recognized until the mining pool operator communicates the Company’s share of the bitcoin and transaction fee rewards and the confirmation of the Company’s share of the awarded bitcoins is received.

There is no significant financing component in these transactions, ASC 606-10-32-3c does not apply to the Company.

In exchange for providing computing power (i.e., the single performance obligation), the Company is entitled to a fixed bitcoin award from mining pool operator, plus a fractional share of the transaction fees received by the pool operator over the transactional day. The Company’s fixed bitcoin award is based on a calculation for a fixed amount of bitcoin for each hashrate per second in computing power submitted to the pool by the Company, which adjust only when network difficulty increases or decreases, which occurs approximately every 14 days.

The Company’s fractional share of the transaction fees is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants over the transactional period. The transaction consideration the Company receives is noncash consideration in the form of bitcoin, which the Company measures at fair value on the date received. The formula in which the Company is compensated remains consistent with the initial terms of the agreement, whereas only the value of the inputs used in the formula (i.e., the Company’s daily hashrate and bitcoin network difficulty) will change on a daily basis. It is the Company’s analysis that the bitcoin valued upon receipt is not materially different than the formula stated in the initial contract and fair value of the bitcoin award received is determined using the spot price of the related bitcoin on the date earned (i.e., “contract inception”) consistent with 606-10-32-21.

In certain contracts, there could be consideration payable to customers as a transaction fee to the mining pool operators, commonly referred to as a “mining pool operator fee”. The fee is withheld by the mining pool operator from the net proceeds received by the Company and is accounted for as consideration payable to the customer. The Company’s current contract with the mining pool operator is for zero (0%) fees on all mining activity. However, if there were to be fees charged by

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

the mining pool operators, this consideration payable would not relate to a distinct good or service as described in paragraphs 606-10-25-18 through 10-25-22, but rather it would be recorded as a reduction to the transaction price. Accordingly, such fees payable to the mining pool operator for successful mining transactions would be recorded by the Company as contra-revenue.

In conclusion, the Company has considered all of the effects of 606-10-32-3 regarding the nature, timing, and amount of consideration promised by a customer. The Company is compensated based on the “Full-Pay-per-Share Base” basis, which calculates in bitcoin the amounts the Company is awarded and earned for its mining activity. The share the Company earns is not dependent on the value of the bitcoin on the date earned, but rather on the bitcoin amounts themselves. For example, if the Company earns one bitcoin based on its daily earnings, the Company receives one bitcoin regardless of the price of a bitcoin on that date.

17.
In future filings, please revise to disclose the following:
•
Whether your transaction fee revenue includes other than a digital reward and your consideration to disclose it separately. Refer to ASC 606-10-50-4.
•
The time frame of when the revenue is deposited into your wallet.
•
Whether the digital assets are received in whole or fractions.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company’s transaction fee revenue does not require any amounts other than bitcoin, and therefore, there is no additional considerations under ASC 606-10-50-4 for disclosure. Bitcoin rewards are typically deposited the next day after earning such rewards and such bitcoin received are rounded to four decimal places (ten-thousandths).

18.
In future filings, please reconsider the appropriateness of your statements in the filing that there is no definitive guidance under GAAP for the accounting for bitcoin recognized as revenue or held. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company has removed any such statements from the Quarterly Report.

Concentration of Credit Risk, page F-13

19.
In future filings, revise to correct the inconsistencies in your disclosures that the custodian’s accounts for your bitcoin are not insured by the FDIC, and your disclosure that the fair market value of bitcoin held in accounts covered by FDIC limits was $11,147,478 and $23,603,210 for the periods ended September 30, 2022 and 2021.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company made the necessary change in the Quarterly Report.

2022 Goodwill Impairment Analysis, page F-16

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

20.
In future filings, please revise to describe the facts and circumstances leading to each individually material goodwill impairment. Refer to ASC 350-20-50-2(a).

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company will include further details about facts and circumstances leading to material goodwill impairments.

Bitcoin, page F-17

21.
Regarding your impairment testing for bitcoin, please tell us the following information and reference for us the authoritative literature you rely upon to support your accounting:
•
Tell us whether or not you evaluate multiple units (or fractional units) of bitcoin that have different carrying amounts for impairment as a group;
•
Tell us the market(s) you used to determine the quoted price used to assess impairment;
•
Tell us whether these market(s) are your principal market(s), and if not, explain why not, and how the markets are determined;
•
Tell us in detail how often you assess impairment and the timing of the quoted price used in your assessment;
•
Explain how you consider a qualitative assessment given the existence of a quoted price on apparently active markets.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company values each bitcoin (or fraction thereof) individually at the fair value on the date it was mined. Each of these individual bitcoins which are held at the quarter end are then evaluated for impairment based on their respective carrying basis. The impairment analysis on bitcoin, performed quarterly, compares the carrying amount of each bitcoin to the lowest daily closing bitcoin price during such quarter. The fair value of bitcoin pricing is derived daily from NASDAQ.com and the Company compares the quoted price from NASDAQ.com to other sources to ensure there is no material variance in quoted pricing. The Company selected NASDAQ.com due to its consistent daily activity, whereas other sources were not as reliable on a daily basis. The Company utilizes quotes from NASDAQ.com to impair its bitcoin balances on a daily basis, using bitcoin price as of midnight Greenwich Mean Time (GMT).

22.
Please tell us how your classification of bitcoin as current assets is consistent with the definition of current assets in ASC 201-10-20. In your response, at a minimum address each of the following:
•
Tell us how you reasonably expect to realize your Bitcoin in cash through sale or otherwise when it appears that you hold significant amounts of these assets on your balance sheet.
•
For Bitcoin held at September 30, 2022 and 2021, tell us the average length of time it has been held and how frequently it turns over, explaining how you calculated this turnover.
•
Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company believes the Staff was referring to ASC 210-10-20 and the Company’s response will reflect its analysis of that codification section. ASC 210-10-20 notes that current assets are defined as follows:

“Current assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.”

The Company converts bitcoin to USD to cover its various operating and capital expenditures on a frequent basis. Since bitcoins are delivered to the Company’s wallet within a day of earning the bitcoin, the Company has immediate access to convert the bitcoin to USD or send bitcoin to vendors as payment.

The Company held 595 bitcoin as of September 30, 2022, which approximately represented the last 42 days’ worth of bitcoin mining during the period ended September 30, 2022. The Company held 627 bitcoin as of September 30, 2021, which approximately represented the last 133 days’ worth of bitcoin mining during the period ended September 30, 2021. It is important to note that the Company saw tremendous growth in bitcoin mining operations in fiscal 2022 which resulted in the Company mining more bitcoin per day. However, the bitcoin price was decreasing throughout fiscal 2022 which caused the Company to spend more of the bitcoin it earned to pay for operational and capital expenditures. The average time the Company holds bitcoin will vary depending on a number of factors including the cash requirements for operational and capital expenditures as well as the bitcoin price at any given time.

The Company evaluates its bitcoin balance at every balance sheet date to determine what portion, if any, is expected to be held for a period of twelve months or longer. Since the Company has entered the business of bitcoin mining, the Company has disclosed that it plans to use the majority of its bitcoin produced to fund operational and capital expenditures. This is further reflected in the fact that its bitcoin balance fluctuates from period to period.

Note 3. Discontinued Operations, page F-21

23.
We note your disclosure on page F-9 that you still own patented gasification energy technologies and are not currently planning to sell or market these technologies. In future filings, if significant, please revise your disclosures to quantify and explain how you are accounting for these technologies.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company has removed any such statements from the Quarterly Report, as they do not represent significant amounts.

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at 702-989-7692 ext. 700 or Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493 at your convenience.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
Chief Financial Officer

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

cc: Mark D. Wood

Katten Muchin Rosenman LLP

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3

Exhibit A

DOCPROPERTY "CUS_DocIDChunk0" 156137991v3